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September 7, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Erin E. Martin

Re:	UC Asset LP

Offering Statement on Form 1-A

Post-qualification Amendment No. 1

Filed August 27, 2018

File No. 024-10802

Dear Ms. Martin:

On behalf of our client, UC Asset LP (the “Company”), we submit this letter in response to comments from the Office of Real Estate and Commodities of the Securities and Exchange Commission issued (the “Commission”) provided in its letter dated September 6, 2018 (the “Comment Letter”) relating to the above-referenced Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A, filed by the Company on August 27, 2018.

To facilitate your review, forth below in bold are the comments from the Comment Letter, followed by the Company’s response. The Company is concurrently with this response filing a Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A (“Post-Qualification Amendment No. 2) to address the Staff’s comments.

Securities Being Offered

Limited Partnership Agreement, page 23

1.	We note section 9.05(a) of your Limited Partnership Agreement regarding mandatory arbitration and section 9.05(b) regarding the waiver of jury trials. With a view toward disclosure, please tell us if you intend arbitration to be the exclusive means of resolving disputes and provide greater clarity regarding when a partner may pursue injunctive relief as opposed to arbitration as referenced in Section 9.05(b) of the agreement. Please revise your offering statement to describe the arbitration and jury trial waiver provisions and add risk factor disclosure regarding how these provisions will impact holders of your limited partnership interests. Please also address the reasons for adopting the provisions and any questions as to enforceability of the provisions under federal and state law. In addition, please revise to:

●	Describe specifically the basis for your belief that these provisions are enforceable under federal and state law;

●	Clarify whether these provisions apply to claims under the federal securities laws and whether they apply to claims other than in connection with this offering;

●	To the extent the arbitration provision applies to federal securities law claims, please revise the disclosure and the Limited Partnership Agreement to state that by agreeing to the arbitration provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws; and

●	Clarify whether purchasers of interests in a secondary transaction would be subject to the arbitration and jury trial waiver provisions.

Securities and Exchange Commission
September 7, 2018

The Company acknowledge the Staff’s comment and respectfully advises the Staff that the general partner of the Company has determined that it is in the best interests of the Company and its limited partners to amend and restate the Limited Partnership Agreement to remove Section 9.05 of the agreement and has accordingly amended and restated the Limited Partnership Agreement to do so. The Fourth Amended and Restated Limited Partnership Agreement, reflecting this change, has been filed as Exhibit 3.1 to Post-Qualification Amendment No. 2.

Subscription Agreement

2.	Please refer to section 3.13 of the subscription agreement. Since investors are entitled to rely on information provided by you, it is unclear how this representation is appropriate. Please revise to remove this provision or explain to us in detail why it is appropriate to require subscribers to represent that they are not relying upon the issuer with respect to any “legal,” “economic” or “related considerations of any investment” in the units.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the subscription agreement to remove Section 3.13. The amended Subscription Agreement, reflecting this change, has been filed as Exhibit 4.1 to Post-Qualification Amendment No. 2.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0216.

Sincerely,

/s/ Wendy Grasso
Wendy Grasso
Reed Smith LLP

cc:	Larry Wu, UC Asset LP